EXHIBIT 99.1

O2Micro Reports Record Third Quarter 2020 Financial Results

GEORGE TOWN, Grand Cayman, Oct. 30, 2020 (GLOBE NEWSWIRE) --

Operational Highlights:

  2020 Q3 revenue was $22.2 million and within the range of updated guidance provided on October 5, 2020.

  Revenue increased 39% from the same quarter in 2019.

  GAAP earnings were $0.10 per fully diluted ADS, up from $(0.01) per ADS, for the same quarter a year ago.

  O2Micro expects fourth quarter 2020 revenue to be in the range of $22.7 million to $24.0 million. This is an increase of 27% to 34% when compared to the fourth quarter of 2019.

O2Micro® International Limited (NASDAQ: OIIM)(“O2Micro”), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, reported its financial results today for the Third Quarter ending September 30th, 2020.

Financial Highlights for the Third Quarter ending September 30th, 2020:
O2Micro reported third quarter 2020 revenue of $22.2 million. Revenue was up 39% from the same quarter in the previous year. The gross margin in the third quarter of 2020 was 51.8%, which was up from 51.4% in the same quarter of 2019. During the third quarter of 2020, the company recorded total GAAP operating expenses of $8.4 million and was down from $9.4 million in the third quarter of 2019. The GAAP operating margins for the third quarter of 2020 was 14% showing significant improvement compared to (6.9%) in the third quarter of 2019. The Company reported 2020 Q3 GAAP net income of $2.9 million, or $0.10 per fully diluted ADS, compared to a GAAP net loss of $200,000, or $(0.01) per ADS in the comparable quarter of 2019.

Supplementary Data:
The Company ended the third quarter of 2020 with $40.8 million in unrestricted cash and short-term investments or $1.51 per outstanding ADS, along with 298 employees worldwide of which 166 are engineers.

Management Commentary:
"O2Micro turned profitable in Q3 with a healthy 15% net profit margin (non-GAAP) compared to -3.4% net profit margin (non-GAAP) in the same quarter last year as we continued to benefit from the market growth of our next generation Battery Management and Intelligent Lighting products. We have seen strong demand from more Top Tier and OEM manufacturers choosing O2Micro Integrated circuits inside their products ranging from TV's and Monitors, cordless tools and appliances, to solutions for personal transportation such as e-bikes and scooters, while at the same time we continue to manage operational costs,” said Sterling Du, O2Micro’s Chairman and CEO. “We are optimistic that our business fundamentals are leading O2Micro into sustainable long-term profitability.”

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME follows conference call information below

Conference Call:
O2Micro will hold its third quarter conference call on Friday October 30th, 2020, at 6:00AM Pacific, 9:00AM Eastern. You may participate using the following dial-in information.

Conference Code: 5174504
Participants, Int'l Toll: +1 334-777-6978
Participants, US/CAN: 800-367-2403

The Call-in Audio Replay will be available following the call from Oct 30th 12:00PM Eastern Time (US & Canada) through November 12th 12:00PM Eastern Time (US & Canada)
https://events.globalmeet.com/Public/WebRegistration/ZW5jPXNhQWNoekF6VkljNTNGRllxYjNYZzdMcGZtczE5Zy9XNFIzcUF2RFcrcSt3WU5HZTN0M3lzQ1dnd1lMOXlFSlQ4TjNLZjdvUUtpOG9iMGJrNDF0enVnPT0=
An online replay will be available on the website for one week.

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Consumer, Industrial and Automotive markets. Products include Backlighting, Battery Management and Power Management. The Company maintains offices worldwide. Additional Company and product information can be found on the Company website at www.o2micro.com.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro or its management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal Securities Laws. Such statements involve risks, speculation and uncertainties that may cause actual results to differ materially from those set forth in these statements or from management's current views and expectations. Risks and uncertainties in this release may include, without limitation, any one or combination of the following: the effect of competitive and economic factors; real property value fluctuations and market demand; legal changes in any relevant rules and regulations pertaining to O2Micro's business; changes in technology and industry standards, and O2Micro's reaction to those factors; consumer and business buying decisions with respect to our customers' products incorporating O2Micro's products; continued competitive pressures in the marketplace; the ability of O2Micro to deliver to the marketplace, and stimulate customer demand therein, for new products and technological innovations on a timely basis; the effect that product introductions and transitions, changes in product pricing or mix, and/or increases in component costs could have on O2Micro's gross margins; the inventory risk associated with O2Micro's need to order, or commit to order, product components and product capacity in advance of forecast customer orders; the continued availability of acceptable terms of certain components and services essential to O2Micro's business which are currently obtained by the Company from sole or limited sources; the effect that O2Micro's dependency on manufacturing and logistics services provided by third parties may have on the quality, quantity, availability or cost of products manufactured or services rendered; risks associated with O2Micro's international operations; the potential impact of a finding that O2Micro has infringed on the intellectual property rights of others, or that any third party may have infringed on O2Micro's intellectual property that may negatively affect O2Micro's business; O2Micro's legal classifications with governmental and regulatory agencies; O2Micro's dependency on the performance of distributors, carriers, independent sales representatives, and other resellers of O2Micro's products; the effect that product and service quality problems could have on O2Micro's sales ability and operating profits; the ability of O2Micro to deliver its products in a timely fashion to its customers, and the possible negative ramifications if such is not possible; the continued service and availability of key executives and employees; war, terrorism, public health issues, natural disasters, and other circumstances that could disrupt supply, delivery, or demand of products; and unfavorable results of other legal proceedings. Actual results may differ materially due to numerous risk factors. Such risk factors are more fully enumerated in O2Micro's 20-F Annual Filings, Annual Report(s), 6-K's, the Form F-1 filed in connection with the Company's initial public offering in August 2000, information posted on our website at www.o2micro.com, and other documents filed with the SEC, NASDAQ or any other public agency from time to time. The statements herein are based on dated information on the dates mentioned herein, which is subject to change. O2Micro assumes no obligation to update or revise the information provided on today, or any other forward-looking information, whether as a result of new information, future events or any other information that may arise. This information only speaks to the respective dates mentioned in said information.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019

OPERATING REVENUES	$22,235	$16,033	$55,100	$43,067

COST OF REVENUES	10,713	7,792	26,634	21,233

GROSS PROFIT	11,522	8,241	28,466	21,834

OPERATING EXPENSES
Research and development (1)	4,072	4,727	13,238	14,683
Selling, general and administrative (1)	4,333	4,623	13,357	14,458

Total Operating Expenses	8,405	9,350	26,595	29,141

INCOME (LOSS) FROM OPERATIONS	3,117	(1,109)	1,871	(7,307)

NON-OPERATING INCOME
Interest income	92	163	436	327
Net (loss) gain recognized on long-term investments	(171)	715	(212)	543
Foreign exchange (loss) gain – net	(124)	1	(184)	(83)
Other – net	271	362	581	615
Total Non-operating Income	68	1,241	621	1,402

INCOME (LOSS) BEFORE INCOME TAX	3,185	132	2,492	(5,905)

INCOME TAX EXPENSE	255	332	722	921

NET INCOME (LOSS)	2,930	(200)	1,770	(6,826)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	576	(308)	494	(441)
Unrealized pension gain	-	1	1	4
Total Other Comprehensive Income (Loss)	576	(307)	495	(437)

COMPREHENSIVE INCOME (LOSS)	$3,506	$(507)	$2,265	$(7,263)

EARNINGS (LOSS) PER ADS
Basic	$0.11	$(0.01)	$0.07	$(0.26)
Diluted	$0.10	$(0.01)	$0.06	$(0.26)

ADS UNITS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	27,040	26,347	26,917	26,332
Diluted (in thousands)	28,896	26,347	28,078	26,332

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$66	$68	$213	$204
Selling, general and administrative	$260	$305	$837	$880

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	September 30,	December 31,
	2020	2019
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS
Cash and cash equivalents	$11,032	$10,696
Restricted cash	36	35
Short-term investments	29,732	35,693
Accounts receivable – net	16,797	10,335
Inventories	12,919	8,796
Prepaid expenses and other current assets	1,666	1,295
Total Current Assets	72,182	66,850

LONG-TERM INVESTMENTS	2,507	4,172

PROPERTY AND EQUIPMENT – NET (1)	15,888	15,551

OTHER ASSETS	4,975	2,426

TOTAL ASSETS	$95,552	$88,999

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$7,935	$4,867
Income tax payable	421	611
Lease liabilities	692	827
Accrued expenses and other current liabilities	5,414	4,839
Total Current Liabilities	14,462	11,144

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	191	214
Deferred income tax liabilities	689	589
Lease liabilities	1,772	1,932
Other liabilities	67	65
Total Other Long-Term Liabilities	2,719	2,800

Total Liabilities	17,181	13,944

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share
Authorized – 250,000,000 shares	-	-
Ordinary shares at $0.00002 par value per share
Authorized – 4,750,000,000 shares
Issued – 1,669,036,600 shares as of September 30, 2020 and December 31, 2019
Outstanding – 1,352,508,950 and 1,314,798,600 shares as of September 30, 2020 and
December 31, 2019, respectively	33	33
Additional paid-in capital	143,213	143,484
Accumulated deficits	(51,101)	(51,773)
Accumulated other comprehensive income	5,149	4,654
Treasury stock – 316,527,650 and 354,238,000 shares as of September 30, 2020 and
December 31, 2019, respectively	(18,923)	(21,343)
Total Shareholders’ Equity	78,371	75,055

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$95,552	$88,999

(1) Property and equipment- net includes right-of-used assets under operating lease of $2,419 as of September 30, 2020.

O2Micro
Daniel Meyberg
Investor Relations
ir@o2micro.com

Gregory Communications FCA
Joe Hassett
joeh@gregoryfca.com